UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

XRPRO SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Michael N. Taglich, Chairman

Taglich Brothers, Inc.

275 Madison Avenue

 New York, New York 10016

(212) 661-6886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 1,141,646
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 308,316
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,141,646
WITH	10	SHARED DISPOSITIVE POWER 308,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 8 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of XRpro Sciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Kendall Square, Suite B2002, Cambridge, Massachusetts 02139.

Item 2.   Identity and Background.

(a)	This Schedule 13D is being made by Michael N. Taglich, a member of the Board of Directors of the Issuer.

(b)	The principal business address for Mr. Taglich is 275 Madison Avenue, New York, New York 10016.

(c)	Mr. Taglich is the co-founder, President and Chairman of Taglich Brothers, Inc. (“Taglich Brothers”), an investment banking firm he co-founded in 1991, and his principal business is investment banking.

(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Taglich is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction.

On December 18, 2012, the Issuer entered into an agreement with Mr. Taglich pursuant to which it issued to him 10% Bridge Notes (the “Bridge Notes”), in the principal amount of $100,000 in exchange for $100,000 from Mr. Taglich’s personal funds. The Bridge Notes were issued as part of a unit that included warrants to purchase 600 shares of Common Stock for each $1,000 of Bridge Note principal, at an exercise price of $3.00 per share, giving Mr. Taglich a total of 60,000 warrants. These Bridge Notes, together with the accrued interest thereon, were subsequently converted into 41,354 Series B Preferred units (the “Series B Preferred Units”) at a conversion price of $2.50 per unit, with each unit consisting of one (1) share of Series B preferred stock (the “Series B Preferred Shares”) and one (1) seven-year warrant to purchase 41,354 shares of Common Stock exercisable at a price of $2.50 per share, subject to anti-dilution protections.

During the period from April 2013 to July 2013, the Issuer issued 1,118,000 Series B Preferred Units to various investors for gross proceeds of $2,795,000 at $2.50 per unit.  Mr. Taglich participated in this offering as follows: (a) 20,000 Series B Preferred Shares and 20,000 warrants (the “2013 Investor Warrants”) to purchase 20,000 shares of Common Stock for $2.50 per share were acquired with Mr. Taglich’s personal funds by Mr. Taglich and Claudia Taglich (as joint tenants), and (b) 60,000 Series B Preferred Shares and 60,000 warrants to purchase 60,000 shares of Common Stock for $2.50 per share were acquired with Mr. Taglich’s personal funds by the Michael Taglich POA Tag/Kent Partnership F/B/O Garlinghouse/M Taglich B Taglich (the “Partnership”). Michael Taglich holds a full power of attorney over the Partnership.

Each Series B Preferred Share is convertible into one (1) share of Common Stock at any time at the option of the holder and is entitled to two (2) votes per share. The holders of the Series B Preferred Shares are also entitled to a dividend of 8%, if paid in cash or 10% if paid in shares of Common Stock, at the option of the Issuer, and to registration rights with respect to such shares and a preference upon liquidation, dissolution or winding up. The Form of Certificate of Designations for the Series B Preferred Stock is attached hereto as Exhibit 1 and the Form of 2013 Investor Warrant is attached hereto as Exhibit 2, each of which is incorporated by reference herein.

CUSIP No. 983844101	13D	Page 4 of 8 Pages

The Issuer paid Taglich Brothers, as the placement agent, a fee of $285,300 out of the gross proceeds realized, representing 9% of the gross proceeds raised, including the proceeds of any Bridge Notes that converted into Series B Preferred Units. In addition, Mr. Taglich acquired an additional 80,357 warrants (consisting of 67,857 warrants exercisable at $2.75 per share (the “2013 Placement Agent Warrant”) and an additional 12,500 warrants exercisable at $0.01 per share (the “Advisor Warrant”)), which were issued to Taglich Brothers for placement agent and advisory fees. These warrants have a seven-year term and are exercisable at the option of the holder. The Form of 2013 Placement Agent Agreement between the Issuer and Taglich Brothers is attached hereto as Exhibit 3, the 2013 Placement Agent Warrant is attached hereto as Exhibit 4 and the Advisor Warrant is attached hereto as Exhibit 5, each of which are is incorporated by reference herein.

On April 1, 2014, each chair of a committee of the Issuer’s Board of Directors, including Mr. Taglich, was issued an option exercisable for 20,000 shares of Common Stock at an exercise price of $2.50 per share vesting monthly on a pro rata basis over 36 months.  As of the date hereof, 6,667 options are currently exercisable or exercisable within 60 days.

On December 31, 2014, the Issuer sold in a private placement offering (the “Offering”) 716,981 units at a per unit price of $7.00, each unit (the “Units”) consisting of four (4) shares of Common Stock and a five year warrant (the “Investor Warrants”) to acquire one (1) share of Common Stock at an exercise price of $1.75 per share, to accredited investors for aggregate cash proceeds of $5,018,867 pursuant to a master purchase agreement entered into with the investors. On January 7, 2015, the Issuer consummated the second closing in the Offering and sold an additional 548,019 Units for additional aggregate cash proceeds of $3,836,133. The aggregate total number of Units sold in both closings was 1,265,000 Units for total gross proceeds of $8,855,000. The Issuer intends to use the net proceeds of the Offering for working capital and general corporate purposes. The sale was part of a private placement offering in which the Issuer offered for sale on a “best efforts–all or none” basis up to 571,429 units (gross proceeds of $4,000,000 and on a “best efforts” basis the remaining 693,571 units for a maximum of 1,265,000 Units (gross proceeds of $8,855,000).

The Investor Warrants contain cashless exercise provisions, have an initial exercise price of $1.75 per share and are exercisable for a period of five (5) years from the date of issuance. Each Investor Warrant is exercisable for one (1) share of Common Stock, which resulted in the issuance of Investor Warrants exercisable to purchase an aggregate of 1,265,000 shares of Common Stock in the Offering.

Mr. Taglich participated in the Offering as follows: (a) 571,428 shares of Common Stock and 142,857 Investor Warrants to purchase 142,857 shares of Common Stock were acquired with Mr. Taglich’s personal funds by his Keogh account; (b) an aggregate of 45,712 shares of Common Stock and an aggregate of 11,428 Investor Warrants to purchase 11,428 shares of Common Stock were acquired with Mr. Taglich’s personal funds by four (4) separate custodial accounts for the benefit of Mr. Taglich’s children; and (c) 28,572 shares of Common Stock and 7,143 Investor Warrants to purchase 7,143 shares of Common Stock were acquired by the Partnership using partnership funds. In addition, Mr. Taglich received 168,888 Placement Agent Warrants (as described below) in connection with the Offering.

The Issuer entered in a Placement Agreement (the “Placement Agreement”) with Taglich Brothers whereby the Taglich Brothers agreed to act as the exclusive placement agent for the Offering. In connection therewith, the Issuer agreed to pay Taglich Brothers an eight percent (8%) commission from the gross proceeds of the Offering ($708,400) and reimbursed approximately $35,000 in respect of out of pocket expenses, FINRA filing fees and related legal fees incurred by the placement agent in connection with the Offering. The Issuer also issued the placement agent a five-year warrant exercisable for an aggregate amount of 506,000 shares of Common Stock at an exercise price of $1.75 per share and an advisory warrant exercisable for an additional 200,000 shares of Common Stock at an exercise price of $1.75 per share (the “Placement Agent Warrants”). In addition, the Company has agreed to register the shares of Common Stock underlying the Placement Agent Warrants.  The form of Placement Agreement is attached hereto as Exhibit 6, the Investor Warrant is attached hereto as Exhibit 7 and the Placement Agent Warrant is attached hereto as Exhibit 8, each of which is incorporated by reference herein.

CUSIP No. 983844101	13D	Page 5 of 8 Pages

On January 31, 2015, in accordance with the terms of the various exchange agreements (the “Series B Preferred Stock Exchange Agreements”) entered into between Issuer and the holders of its outstanding Series B Preferred Stock, each holder of Series B Preferred Stock  exchanged all of their shares of Series B Preferred Stock for the number of shares of the Common Stock determined by dividing the sum of the amount of the holder’s initial investment in the Series B Preferred Stock, plus all accrued and unpaid dividends owed to the holder, by $1.75. All 2,133,947 outstanding shares of the Issuer’s Series B Preferred Stock were exchanged for 3,607,591 shares of the Common Stock, resulting in no shares of Series B Preferred Stock remaining outstanding.  Mr. Taglich exchanged 41,354 shares of Series B Preferred Stock for shares of Common Stock. On January 31, 2015: (a) Mr. Taglich exchanged 41,354 shares of Series B Preferred Stock together with all accrued and unpaid dividends thereon for 70,095 shares of Common Stock; (b) 20,000 shares of Series B Preferred Stock together with all accrued and unpaid dividends thereon were exchanged by Michael and Claudia Taglich as joint tenants with right of survivorship for 33,865 shares of Common Stock; and (c) 60,000 shares of Series B Preferred Stock together with all accrued and unpaid dividends thereon were exchanged by the Partnership for 101,596 shares of Common Stock. The Form of Series B Preferred Stock Exchange Agreement is attached hereto Exhibit 9 and is incorporated by reference herein.

In addition, on January 31, 2015, the Issuer entered into: (a) exchange agreements (the “Series B Preferred Stock and Warrant Exchange Agreements”) with the holders of the warrants that were issued as part of the private placement of the Series B Preferred Stock (the “Existing Series B Warrants”), (b) exchange agreements (the “Bridge Warrant Exchange Agreements”) with the holders (the “Bridge Warrant Holders”) of its warrants that were issued in connection with the Issuer’s bride note financing (the “Existing Bridge Warrants”), and (c) exchange agreements (the “Placement Agent Exchange Agreements”) with Taglich Brothers and its designees (the “Placement Agent Warrant Holders”) that were issued warrants as compensation for the placement agent services provided in connection with the private placement of the Series B Preferred Stock (the “Existing Placement Agent Warrants”). The Existing Series B Warrant, the Existing Bridge Warrant and the Existing Placement Agent Warrant are collectively referred to as the “Existing Warrants.” Pursuant to the terms of the Series B Preferred Stock and Warrant Exchange Agreement, the Bridge Warrant Exchange Agreement and the Placement Agent Exchange Agreement, the Existing Series B Warrants, the Existing Bridge Warrants, and the Existing Placement Agent Warrants were exchanged for new warrants (the “Series B Exchange Warrants,” the “Bridge Exchange Warrants” and the “Placement Agent Exchange Warrants”), which have substantially similar terms to the Existing Warrants except that: (i) the exercise price of the Series B Exchange Warrants, the Bridge Exchange Warrants and the Placement Agent Exchange Warrants are 30% less than the exercise price of the Existing Warrants for which they were exchanged (such that: (x) the Series B Exchange Warrants have an exercise price of $1.75 per share, (y) the Bridge Exchange Warrants have an exercise price of $2.10 per share; and (z) the Placement Agent Exchange Warrants have an exercise price of $1.925 per share); and (ii) the Series B Exchange Warrants, the Bridge Exchange Warrants and the Placement Agent Exchange Warrants do not contain anti-dilution price protection for issuances of securities at per share prices that are lower than the exercise price, are assignable by their holders, and provide for certain buy-in–rights in the event that the Issuer fails to deliver shares of Common Stock underlying the warrant in a timely manner.

On January 31, 2015, the following exchanges occurred: (a) Mr. Taglich exchanged 60,000 Existing Bridge Warrants for 60,000 Bride Exchange Warrants; (b) (i) 41,354 Existing Series B Warrants were exchanged by Mr. Taglich for 41,354 Series B Exchange Warrants, (ii) 20,000 Existing Series B Warrants were exchanged by Michael and Claudia Taglich as joint tenants with right of survivorship for 20,000 Series B Exchange Warrants, and (iii) 60,000 Existing Series B Warrants were exchanged by the Partnership for 60,000 Series B Exchange Warrants; and (c) Mr. Taglich exchanged 67,857 Existing Placement Agent Warrants for 67,857 Placement Agent Exchange Warrants.

The forms of Series B Exchange Warrant, the Bridge Exchange Warrant, the Placement Agent Exchange Warrant, the Series B Preferred Stock and Warrant Exchange Agreement, the Bridge Warrant Exchange Agreement, and the Placement Agent Exchange Agreement, are attached hereto as Exhibits 10, 11, 12, 13, 14, and 15, respectively, and are incorporated by reference herein.

CUSIP No. 983844101	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 12,812,361 shares of Common Stock outstanding as of February 2, 2015.

Mr. Taglich is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of, (a) 70,095 shares of Common Stock; (b) 60,000 Bridge Exchange Warrants to purchase 60,000 shares of Common Stock; (c) 41,354 Series B Exchange Warrants to purchase 41,354 shares of Common Stock; (d) 6,667 shares of Common Stock subject to options currently exercisable or exercisable within 60 days; (e) 80,357 warrants to purchase 80,357 shares of Common Stock issued in connection with the offering of the Series B Preferred Units as placement agent and advisory fees; (f) 168,888 Placement Agent Warrants to purchase 168,888 shares of Common Stock in connection with the Offering; and (g) 571,428 shares of Common Stock and 142,857 Investor Warrants to purchase 142,857 shares of Common Stock held in Mr. Taglich’s Keogh account.

In addition, Mr. Taglich is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of:

(a) (i) 33,865 shares of Common Stock; and (ii) 20,000 Series B Exchange Warrants to purchase 20,000 shares of Common Stock, which are held jointly by Mr. Taglich and Claudia Taglich as joint tenants with right of survivorship;

(b) (i) 130,168 shares of Common Stock; (ii) 60,000 Series B Exchange Warrants to purchase 60,000 shares of Common Stock, and (iii) 7,143 Investor Warrants to purchase 7,143 shares of Common Stock, which are held by the Partnership; and

(c) (i) an aggregate of 45,712 shares of Common Stock; and (ii) an aggregate of 11,428 Investor Warrants to purchase an aggregate of 11,428 shares of Common Stock held in four (4) separate custodial accounts for the benefit of Mr. Taglich’s children.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Taglich (on the basis of 12,812,361shares of Common Stock outstanding as of February 2, 2015) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	1,449,962	10.8%

(b)	Number of shares of Common Stock as to which Mr. Taglich has:

(i) Sole power to vote or to direct the vote:	1,141,646

(ii) Shared power to vote or to direct the vote:	308,316

(iii) Sole power to dispose or to direct the disposition of:	1,141,646

(iv) Shared power to dispose or to direct the disposition of:	308,316

(c) See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d) The beneficiaries of the custodial accounts for the benefit of Mr. Taglich’s children have the right to receive any dividends from, or the proceeds from any sale of, the securities owned of record by such custodial accounts. Mr. Taglich’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by her.

(e) Not applicable.

CUSIP No. 983844101	13D	Page 7 of 8 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.   Material to be filed as Exhibits.

Exhibit 1:	Form of Certificate of Designations for Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed April 29, 2013)

Exhibit 2:	Form of 2013 Investor Warrant (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed on April 29, 2013)

Exhibit 3:	Form of 2013 Placement Agent Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on April 29, 2013)

Exhibit 4:	Form of 2013 Placement Agent Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on April 29, 2013)

Exhibit 5:	Form of Advisor Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on April 29, 2013)

Exhibit 6:	Form of Placement Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on January 7, 2015)

Exhibit 7:	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on January 7, 2015)

Exhibit 8:	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on January 7, 2015)

Exhibit 9:	Form of Series B Preferred Stock Exchange Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Exhibit 10:	Form of Series B Exchange Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Exhibit 11:	Form of Bridge Exchange Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Exhibit 12:	Form of Placement Agent Exchange Warrant (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Exhibit 13:	Form of Series B Preferred Stock and Warrant Exchange Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Exhibit 14:	Form of Bridge Warrant Exchange Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Exhibit 15:	Form of Placement Agent Exchange Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed February 3, 2015)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

/s/ Michael N. Taglich
Michael N. Taglich

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
1/7/2015	645,712 shares of Common Stock	*
1/7/2015	Warrants to purchase 330,316 shares of Common Stock	*
1/31/2015	205,556 shares of Common Stock	**
1/31/2015	Warrants to purchase 249,211 shares of Common Stock	**

 _____________

*As described in this Schedule 13D, on January 7, 2015, Mr. Taglich and related entities acquired securities consisting of 645,712 shares of Common Stock and 330,316 Warrants to purchase 330,316 shares of Common Stock at an exercise price of $1.75.

**As described in this Schedule 13D, on January 31, 2015, Mr. Taglich was deemed to acquire beneficial ownership of (i) an aggregate of 205,556 shares of Common Stock upon conversion of shares of Series B Preferred Stock, and (ii) an aggregate of 249,211 warrants to purchase 249,211 shares of Common Stock upon the exchange of 249,211 warrants.